Advanced Series Trust
Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

September 10, 2009

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention: Allison White

Re:	Registration Statement on Form N-1A of Advanced Series Trust
(Securities Act File No. 33-24962 and Investment Company Act File No. 811-5186)
Post-Effective Amendment No. 76 to the Registration Statement under the Securities Act of 1933 and Amendment No. 78 to the Registration Statement under the Investment Company Act of 1940

Dear Ms. White:

On behalf of Advanced Series Trust (referred to herein as the Trust or the Registrant), pursuant to the Securities Act of 1933 (the 1933 Act) and the Investment Company Act of 1940 (the 1940 Act), transmitted herewith for filing with the Securities and Exchange Commission (the Commission) is Post-Effective Amendment No. 76 to the Registration Statement under the 1933 Act and Amendment No. 78 to the Registration Statement under the 1940 Act (the Amendment).  Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act.  It is proposed that the Amendment become effective as of September 15, 2009.  I have reviewed the Amendment and it does not contain disclosure that would render it ineligible to become effective under Rule 485(b) under the 1933 Act.

This filing is intended to respond to telephonic comments received from Allison White of the Commission Staff with respect to the Rule 485(a) filing made on July 2, 2009 (the Initial Filing) and to make certain non-material changes.   The Initial Filing contained a prospectus and statement of additional information (the SAI) relating to the creation of the AST Jennison Large-Cap Value Portfolio and the AST Jennison Large-Cap Growth Portfolio (each, a Portfolio and together, the Portfolios), each a separate series of the Trust.  Except for the disclosure relating to the Portfolios, the Amendment is not intended to amend the Trust’s current prospectuses, dated May 1, 2009, or the Trust’s current statement of additional information, dated May 1, 2009.

The Amendment has been tagged to indicate changes from the Initial Filing.  The Commission Staff’s comments, and our responses thereto, are set out below.

PROSPECTUS

1.                          Comment:  In many instances, the disclosure relating to the principal investment policies of the Portfolios contained in the “Risk Return Summary” and the “Investment Objectives and Policies” sections is identical.  Please revise such disclosure so that is not repetitive and complies with Plain English requirements.

Response:   The disclosure relating to the principal investment policies of the Portfolios contained in the “Risk Return Summary” section has been revised to summarize those policies in accordance with the requirements of Item 2 of Form N-1A.

2.                          Comment:  In many instances, the disclosure relating to the risks associated with an investment in the Portfolios contained in the “Risk Return Summary” and the “Certain Risk Factors and Investment Methods” sections is identical (e.g., foreign investment risk and derivatives risk disclosures).  Please revise such disclosure so that is not repetitive and complies with Plain English requirements.

Response:   The disclosure relating to the principal risks associated with an investment in the Portfolios contained in the “Risk Return Summary” section has been revised to summarize those risks in accordance with the requirements of Item 2 of Form N-1A.

3.                          Comment:  In the “Risk Return Summary” and the “Investment Objectives and Policies” sections, please disclose the extent to which Jennison currently expects to invest in sub-prime mortgage-related securities.

Response:  The Registrant has added the following disclosure to the relevant sections: “Although each Portfolio may invest in sub-prime mortgage-related securities, neither Portfolio currently intends to do so.”

4.                          Comment:  In the “Management of the Trust” section, please change the reference to the inception dates for the Portfolios from September 2008 to September 2009.

Response:  The requested revisions have been made.

5.                          Comment:  In accordance with the requirements of Item 1(b) of Form N-1A, please state on the back cover of the Prospectus whether the Registrant makes available its statement of additional information and annual and semi-annual reports, free of charge, on or through the Trust’s Web site at a specified Internet address.  In addition, if the Registrant does not make its statement of additional information and shareholder reports available in this manner, please disclose on the back cover of the Prospectus the reasons why it does not do so (including, where applicable, that the Trust does not have an Internet Web site).

Response:  The Registrant has added the following disclosure to the back cover of the Prospectus: “The Trust’s Statement of Additional Information and annual and semi-annual reports are also available without charge on the Trust’s website at http://www.prudential.com/view/page/12699.”

SAI

1.                          Comment:  Throughout the SAI, please disclose where on the Prudential Annuities website that copies of the audit committee charter, the nominating and governance charter, and proxy voting result may be accessed.

Response:  The Registrant has inserted, as applicable, a more specific Internet address (i.e., http://www.prudential.com/view/page/12699) where such documents can be obtained.

PART C

1.                          Comment:  Please indicate whether or not the investment management agreement and codes of ethics referenced in Part C are “forms of” such documents.

Response:  The investment management agreement and codes of ethics referenced in Part C are not “forms of” such documents.  Corresponding changes have been made to Part C.

GENERAL

1.                          Comment:  Please include a letter containing Tandy representations with the filing.

Response:  The requested Tandy representations are included below in this letter.

* * * * *

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Should you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Commission Staff’s review, please contact me at 973-367-3161.  Thank you for your assistance in this matter.

Respectfully submitted,

/s/ John P. Schwartz

John P. Schwartz
Assistant Secretary